UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month NOVEMBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  NOVEMBER 26, 2004                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Baradero Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         November 26, 2004

3.       PRESS RELEASE

         The press release was released on November 26, 2004 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, and Alberta Securities Commissions and the Yukon Registrar of Croporations.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 26, 2004.



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                              BARADERO RESOURCES LIMITED

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                             TSXV: BRH       OTCBB: BRHAF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 26, 2004



RESULTS OF ANNUAL AND SPECIAL MEETING

VANCOUVER, CANADA - BARADERO RESOURCES LIMITED (TSXV-BRH AND OTCBB-BRHAF) Mr. Nick DeMare announces that at the Company's Annual and Special Meeting held November 18, 2004, Messrs. Nick DeMare, Harvey Lim and Andrew Carter were elected as directors. At a directors meeting held subsequent to the shareholders meeting, the directors appointed Mr. Nick DeMare as President and Chief Executive Officer and Mr. David Henstridge as Corporate Secretary.

In addition, all items put forth at the meeting were approved by the shareholders including an ordinary resolution to approve the stock option plan, pursuant to which the Company may grant stock options up to 10% of the issued and outstanding common shares at the time of the grant, and a special resolution to continue the Company's jurisdiction out of the Yukon Territory and into British Columbia.

STOCK OPTIONS

The Company has granted stock options to purchase up to 190,000 common shares, at a price of $0.19 per share, for a term of 3 years.


ON BEHALF OF THE BOARD


/s/ NICK DEMARE
----------------------
Nick DeMare, President



FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.



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